NEWS RELEASE

For Immediate Release

        Suburban Propane Partners, L.P. Reports First Quarter Results and
                   Declares Common Unit Quarterly Distribution

Whippany, New Jersey, January 21, 1997 -- Suburban Propane Partners, L.P. (NYSE: SPH) today announced its results for the three months ended December 28, 1996, and declares its Common Unit quarterly distribution.

Suburban's sales for the first quarter of 1997 rose 29 percent to $246.0 million from $190.7 million a year ago. The company reported net income for the first quarter of $17.3 million or $0.59 per unit compared to a pro forma net income of $18.1 million or $0.62 per unit in the first quarter ended December 30, 1995. EBITDA for the first quarter 1997 and pro forma EBITDA for the first quarter 1996 were $35.2 million and $35.1 million respectively.

Retail sales gallons in the first quarter of 1997 increased to 159 million, slightly above the 157.6 million gallons sold in the first quarter of 1996. Operating expenses for the first quarter increased by approximately 8 percent principally due to higher vehicle fuel costs resulting from the increase in propane prices, and higher payroll expenses attributable to an increase in our operational workforce to support enhanced customer service programs.

Nationwide temperatures averaged 2 percent colder than normal as compared to 5 percent colder than normal last year. However, on the East Coast and West Coast, temperatures were 1 percent and 2 percent respectively warmer than normal. Temperatures in December, which accounted for 45 percent of the company's first quarter's volume, were approximately 90 percent of normal and approximately 14 percent warmer than last year.

"We are pleased with first quarter results which showed a volume improvement over the prior year, even though the weather was 3 percent warmer than last year. Our volume gains would have been more pronounced except for the fact that our customers are being forced to take extraordinary measures to reduce their energy consumption as a result of record high prices for propane," said Mark A. Alexander, President and Chief Executive Officer.



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Suburban  also today  announced  a quarterly  distribution  of $0.50 per Limited
Partner Common Unit for the first quarter ended December 28, 1996. The distribution for the Partnership's first fiscal quarter is payable on February
11, 1997 to Common Unit holders of record as of January 31, 1997. The Partnership will not make the quarterly distribution on its Subordinated Units. "The Board of Supervisors is making this difficult decision to benefit the long term needs of the company," said Mark A. Alexander, President and Chief Executive Officer.

Suburban Propane Partners, L.P. is a publicly traded company listed on the New York Stock Exchange. Headquartered in Whippany, New Jersey, Suburban has been in the customer service business since 1928 and is the nation's third largest propane gas marketer. The company serves more than 730,000 active residential, commercial, industrial and agricultural customers through more than 350 customer service centers in more than 40 states.


Company contact:           Beverly M. Saco
                           Director, Investor Relations & Public Relations
                           (201) 503-9973
                           E-mail:  bevsaco@suburbanpropane.com